Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS Limited (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter ended June 30, 2024, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the subsidiaries as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter ended June 30, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement which includes Consolidated financial results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements as at and for the quarter ended June 30, 2024. This responsibility includes the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No.060408)
Date: July 18, 2024	UDIN: 24060408BKFSMC4244

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc.
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Employees Welfare Trust
104.	Infosys Employee Benefits Trust
105.	Infosys Science Foundation
106.	Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter ended June 30, 2024, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter ended June 30, 2024.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter ended June 30, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which includes the Standalone financial results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements as at and for the quarter ended June 30, 2024. This responsibility includes the preparation and presentation of the standalone financial results for the quarter ended June 30, 2024 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No.060408)
Date: July 18, 2024	UDIN: 24060408BKFSME9083

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
	Audited	Audited	Audited	Audited
Revenue from operations	39,315	37,923	37,933	153,670
Other income, net	838	2,729	561	4,711
Total Income	40,153	40,652	38,494	158,381
Expenses
Employee benefit expenses	20,934	20,393	20,781	82,620
Cost of technical sub-contractors	3,169	2,967	3,124	12,232
Travel expenses	478	471	462	1,759
Cost of software packages and others	3,455	3,687	2,720	13,515
Communication expenses	147	147	182	677
Consultancy and professional charges	445	489	346	1,726
Depreciation and amortisation expenses	1,149	1,163	1,173	4,678
Finance cost	105	110	90	470
Other expenses	1,250	985	1,254	4,716
Total expenses	31,132	30,412	30,132	122,393
Profit before tax	9,021	10,240	8,362	35,988
Tax expense:
Current tax	2,998	1,173	2,307	8,390
Deferred tax	(351)	1,092	110	1,350
Profit for the period	6,374	7,975	5,945	26,248

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	20	26	87	120
Equity instruments through other comprehensive income, net	14	(12)	1	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(3)	28	6	11
Exchange differences on translation of foreign operations	(104)	(231)	15	226
Fair value changes on investments, net	40	37	75	144
Total other comprehensive income/(loss), net of tax	(33)	(152)	184	520

Total comprehensive income for the period	6,341	7,823	6,129	26,768

Profit attributable to:
Owners of the company	6,368	7,969	5,945	26,233
Non-controlling interests	6	6	-	15
	6,374	7,975	5,945	26,248

Total comprehensive income attributable to:
Owners of the company	6,337	7,821	6,132	26,754
Non-controlling interests	4	2	(3)	14
	6,341	7,823	6,129	26,768

Paid up share capital (par value 5/- each, fully paid)	2,072	2,071	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045

Earnings per equity share (par value 5/- each)**
Basic (in per share)	15.38	19.25	14.37	63.39
Diluted (in per share)	15.35	19.22	14.35	63.29

*	Balances for the quarter ended June 30, 2024 and June 30, 2023 represent balances as per the audited Balance Sheet for the year ended March 31, 2024 and March 31, 2023, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2024, quarter ended March 31, 2024 and quarter ended June 30, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2024 have been taken on record by the Board of Directors at its meeting held on July 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on July 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 32,850 RSUs to six eligible employees under the 2015 plan w.e.f August 1, 2024. These RSUs will vest equally over a period of three to four years.

c) Update on acquisitions

i) InSemi Technology Services Private Limited

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India for a consideration including earn-outs, and management incentive and retention bonuses totalling up to 280 crore.

ii) in-tech Holding GmbH

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore), subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Germany GmBH has completed its acquisition of 100% of the equity share capital of in-tech Holding GmbH.

2. Information on dividends for the quarter ended June 30, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 26, 2024 and paid on July 1, 2024.

  (in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Dividend per share (par value 5/– each)
Interim dividend	–	–	–	18.00
Final dividend	–	20.00	–	20.00
Special dividend	–	8.00	–	8.00

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Revenue by business segment
Financial Services (1)	10,816	10,010	10,661	42,158
Retail (2)	5,428	5,429	5,513	22,504
Communication (3)	4,744	4,666	4,441	17,991
Energy, Utilities, Resources and Services	5,220	5,068	4,889	20,035
Manufacturing	5,778	5,589	5,350	22,298
Hi-Tech	3,147	3,316	3,056	12,411
Life Sciences (4)	2,866	2,762	2,749	11,515
All other segments (5)	1,316	1,083	1,274	4,758
Total	39,315	37,923	37,933	153,670
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	39,315	37,923	37,933	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,612	1,941	2,545	9,324
Retail (2)	1,751	1,864	1,629	6,882
Communication (3)	796	810	984	3,688
Energy, Utilities , Resources and Services	1,557	1,431	1,290	5,523
Manufacturing	1,006	1,081	972	4,197
Hi-Tech	814	803	802	3,153
Life Sciences (4)	611	632	702	2,898
All other segments (5)	290	222	140	760
Total	9,437	8,784	9,064	36,425
Less: Other Unallocable expenditure	1,149	1,163	1,173	4,678
Add: Unallocable other income	838	2,729	561	4,711
Less: Finance cost	105	110	90	470
Profit before tax and non-controlling interests	9,021	10,240	8,362	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Revenue from operations	33,283	32,001	31,811	128,933
Profit before tax	8,128	10,414	8,146	35,953
Profit for the period	5,768	8,480	5,956	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
July 18, 2024	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
	Audited	Audited	Audited	Audited
Revenues	4,714	4,564	4,617	18,562
Cost of sales	3,259	3,219	3,211	12,975
Gross profit	1,455	1,345	1,406	5,587
Operating expenses	461	428	445	1,753
Operating profit	994	917	961	3,834
Other income, net	101	328	68	568
Finance cost	13	13	11	56
Profit before income taxes	1,082	1,232	1,018	4,346
Income tax expense	318	273	294	1,177
Net profit	764	959	724	3,169
Earnings per equity share *
Basic	0.18	0.23	0.17	0.77
Diluted	0.18	0.23	0.17	0.76
Total assets	17,270	16,523	16,007	16,523
Cash and cash equivalents and current investments	3,022	3,321	2,176	3,321

*	EPS is not annualized for the quarter ended June 30, 2024, quarter ended March 31, 2024 and quarter ended June 30, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forwardlooking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter ended June 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
	Audited	Audited	Audited	Audited
Revenue from operations	33,283	32,001	31,811	128,933
Other income, net	721	3,483	1,001	7,417
Total income	34,004	35,484	32,812	136,350
Expenses
Employee benefit expenses	16,495	16,047	16,353	65,139
Cost of technical sub-contractors	4,831	4,648	4,676	18,638
Travel expenses	371	371	359	1,372
Cost of software packages and others	2,117	2,098	1,174	6,891
Communication expenses	105	109	129	489
Consultancy and professional charges	266	287	215	1,059
Depreciation and amortisation expense	698	722	746	2,944
Finance cost	59	62	43	277
Other expenses	934	726	971	3,588
Total expenses	25,876	25,070	24,666	100,397
Profit before tax	8,128	10,414	8,146	35,953
Tax expense:
Current tax	2,686	830	2,065	7,306
Deferred tax	(326)	1,104	125	1,413
Profit for the period	5,768	8,480	5,956	27,234
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	19	36	87	128
Equity instruments through other comprehensive income, net	14	(12)	1	19

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(3)	28	6	11
Fair value changes on investments, net	36	34	68	129

Total other comprehensive income/ (loss), net of tax	66	86	162	287

Total comprehensive income for the period	5,834	8,566	6,118	27,521

Paid-up share capital (par value 5/- each fully paid)	2,076	2,075	2,075	2,075
Other Equity*	79,101	79,101	65,671	79,101
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	13.90	20.43	14.36	65.62
Diluted (in per share)	13.87	20.41	14.34	65.56

* Balances for the quarter ended June 30, 2024 and June 30, 2023 represent balances as per the audited Balance Sheet for the year ended March 31, 2024 and March 31, 2023, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

** EPS is not annualized for the quarter ended June 30, 2024, quarter ended March 31, 2024 and quarter ended June 30, 2023.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter ended June 30, 2024 have been taken on record by the Board of Directors at its meeting held on July 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on July 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 32,850 RSUs to six eligible employees under the 2015 plan w.e.f August 1, 2024. These RSUs will vest equally over a period of three to four years.

c) Update on acquisition

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India for a consideration including earn-outs, and management incentive and retention bonuses totalling up to 280 crore.

2. Information on dividends for the quarter ended June 30, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 26, 2024 and paid on July 1, 2024.

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2024	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	18.00
Final dividend	–	20.00	–	20.00
Special dividend	–	8.00	–	8.00

3. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024.

By order of the Board for Infosys Limited

Bengaluru, India July 18, 2024	Salil Parekh Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forwardlooking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in crore, except per equity share data)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2024	2024	2023
Revenue from operations	39,315	153,670	37,933
Profit before tax	9,021	35,988	8,362
Profit for the period	6,374	26,248	5,945
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,341	26,768	6,129

Profit attributable to:
Owners of the company	6,368	26,233	5,945
Non-controlling interests	6	15	–
	6,374	26,248	5,945

Total comprehensive income attributable to:
Owners of the company	6,337	26,754	6,132
Non-controlling interest	4	14	(3)
	6,341	26,768	6,129

Paid-up share capital (par value 5/- each fully paid)	2,072	2,071	2,070
Other equity *#	86,045	86,045	73,338
Earnings per share (par value 5/- each)**
Basic (in per share)	15.38	63.39	14.37
Diluted (in per share)	15.35	63.29	14.35

*	Balances for the quarter ended June 30, 2024 and June 30, 2023 represent balances as per the audited Balance Sheet for the year ended March 31, 2024 and March 31, 2023, respectively as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended June 30, 2024 and quarter ended June 30, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter ended June 30, 2024 have been taken on record by the Board of Directors at its meeting held on July 18, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on July 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 32,850 RSUs to six eligible employees under the 2015 plan w.e.f August 1, 2024. These RSUs will vest equally over a period of three to four years.

c) Update on acquisitions

i) InSemi Technology Services Private Limited

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India for a consideration including earn-outs, and management incentive and retention bonuses totalling up to 280 crore.

ii) in-tech Holding GmbH

On April 18, 2024, Infosys Germany GmBH wholly owned step down subsidiary of Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration including earn-outs amounting up to EUR 450 million (approximately 4,045 crore), subject to customary closing adjustments. Subsequently as on the date of these results, Infosys Germany GmBH has completed its acquisition of 100% of the equity share capital of in-tech Holding GmbH.

2. Information on dividends for the quarter ended June 30, 2024

For financial year 2024, the Board recommended a final dividend of 20/- (par value of 5/- each) per equity share and additionally a special dividend of 8/- (par value of 5/- each) per equity share. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 26, 2024 and paid on July 1, 2024.

  (in )

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2024	2024	2023
Dividend per share (par value 5/- each)
Interim dividend	–	18.00	–
Final dividend	–	20.00	–
Special dividend	–	8.00	–

3. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended June 30,	Year ended March 31,	Quarter ended June 30,
	2024	2024	2023
Revenue from operations	33,283	128,933	31,811
Profit before tax	8,128	35,953	8,146
Profit for the period	5,768	27,234	5,956

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
July 18, 2024	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the review of the extent and nature of data subject to unauthorized access and exfiltration in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the notification process, and the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forwardlooking statements that may be made from time to time by or on behalf of the Company unless it is required by law.